FOR IMMEDIATE RELEASE

               BALLANTYNE OF OMAHA ADOPTS STOCKHOLDER RIGHTS PLAN

OMAHA, Nebraska (May 26, 2000) -- Ballantyne of Omaha, Inc. (NYSE: BTN), a leading manufacturer of motion picture projection and entertainment lighting equipment, today announced that its board of directors has adopted a stockholder rights plan.

The stockholder rights plan is designed to protect stockholders from abusive takeover tactics and to encourage a potential buyer to negotiate directly with the board before attempting a takeover. The rights plan has not been adopted in response to any specific effort to acquire control of Ballantyne, nor is Ballantyne's board aware of any such effort.

Under the stockholder rights plan, each stockholder of record on June 9, 2000 will receive a distribution of one Right for each outstanding share of Ballantyne common stock. The Rights distribution is not taxable to stockholders. Certificates representing the Rights will not be issued with the distribution, as the Rights are represented by Ballantyne's common stock and are not exercisable. Upon becoming exercisable, each Right entitles its holder to buy one-thousandth of a share of a new series of preferred stock at an exercise price of $25, subject to adjustment.

The Rights become exercisable only if a person or group (other than certain exempt persons) acquires 15 percent or more of Ballantyne's common stock or announces a tender offer for 15 percent or more of Ballantyne's common stock. If a person acquires 15 percent or more of Ballantyne's common stock, all holders of Rights other than the acquiring person are entitled to acquire Ballantyne's common stock at half price. If Ballantyne were acquired after such an event, Rights holders would be able to buy the acquiring company's shares at half price.

The Rights Plan exempts ownership of Ballantyne common stock by Canrad of Delaware, Inc. as long as Canrad does not own more than 27% of Ballantyne's common stock. Canrad currently owns approximately 26% of Ballantyne's outstanding common stock.

Ballantyne can redeem the Rights at $.01 per Right at any time before someone acquires 15 percent of Ballantyne's common stock. The Rights will expire on June 9, 2010. A summary of the new rights plan will be mailed to stockholders after June 9, 2000.

In a separate matter, Arnold S. Tenney, Chairman of the Board of Ballantyne, has resigned as Chairman and as a Director. Jeffrey D. Chelin has also resigned as a director. Messers. Tenney and Chelin are no longer affiliated with ARC International Corp., Ballantyne's largest shareholder.

Ballantyne of Omaha is the leading U.S. supplier of commercial motion picture projection equipment utilized by major theater chains including AMC, Loews Cineplex and Regal Cinemas, and specialty projection equipment used by location-based entertainment providers such as The Walt Disney Co., Universal Studios and others. Ballantyne also manufactures, rents and leases specialty entertainment lighting products used at top arenas, television and motion picture production studios, theme parks and architectural sites around the world.

Except for the historical information in this press release, it includes forward-looking statements that involve risks and uncertainties, including but not limited to, quarterly fluctuations in results; customer demand for the Company's products; the development of new technology for alternate means of motion picture presentation; domestic and international economic conditions; the management of growth; and, other risks detailed from time to time in the Company's Securities and Exchange Commission filings. Actual results may differ materially from management expectations.